Filed Pursuant to Rule 424(b)(3)
Registration No. 333-66340

Prospectus Supplement No. 1
Dated April 3, 2002 (to Prospectus dated March 20, 2002)

eLinear, Inc.

The date of this Prospectus Supplement is April 3, 2002

This Prospectus is part of the Prospectus dated March 20, 2002 relating to the reoffer of up to 540,000 shares of our common stock by our officers and directors who may acquire our common stock pursuant to outstanding vested options granted under our 2000 Stock Option Plan and under Non-Plan Option Agreements.

Plan of Distribution

On April 3, 2002, J. Leonard Ivins, William Ivins, Jon Ludwig and Jon Miniat, whom we shall refer to as "Selling Shareholders," entered into a Memorandum of Understanding with Meta-Capital, LLC for the sale to Meta-Capital, LLC of shares of our common stock which the Selling Shareholders may acquire pursuant to the exercise of options.

Under the agreement, each of the Selling Shareholders has agreed to exercise options to purchase 50,000 shares of our common stock at an exercise price of $2.18 per share and to exercise additional options to purchase an additional 50,000 shares of our common stock each for an exercise price of $2.90 per share. Each Selling Shareholder has then agreed to sell to Meta-Capital, LLC and Meta-Capital, LLC has agreed to purchase from each Selling Shareholder, all of the shares of common stock acquired by each pursuant to the exercise of those options. Meta-Capital, LLC has agreed to pay each Selling Shareholder $3.18 per share for each share of common stock purchased for $2.18 per share; and has agreed to pay each Selling Shareholder $4.90 per share for each share of common stock purchased for an exercise price of $2.90 per share.

The sale by each Selling Shareholder of the shares of common stock described above will be made under this Prospectus.

The date of this Prospectus Supplement is April 3, 2002.